
December 19, 2011

Via E-mail
Xiaohong Yao
President and Chief Financial Officer
China Xingbang Industry Group Inc.
7/F West Tower, Star International Mansion
No. 6-20 Jinsui Rd.
Tianhe District, Guangzhou
Guangdong Province, P.R.C.

> **Re: China Xingbang Industry Group Inc.**
> **Registration Statement on Form S-1**
> **Filed November 18, 2011**
> **File No. 333-178062**

Dear Mr. Yao:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C. Considering the dates that the securities were sold and the amounts being registered, please provide an analysis explaining your basis for relying on Rule 415(a)(1)(i) and concluding that this transaction is not being conducted by or on behalf of the issuer. Refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09.

Selling Stockholders, page 60

2.   Please disclose, by footnote or otherwise, the natural persons who hold voting and investment power over the shares beneficially owned by the entities referenced in the table.

Signatures, page II-6

3.   Your registration statement must be signed by your principal financial officer and controller or principal accounting officer. Please note that if a signatory occupies more than one position, you should indicate each capacity in which he or she signs the registration statement. Please revise accordingly. Refer to the instructions under the Signatures section of Form S-1 for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Barry I. Grossman
        Ellenoff Grossman & Schole LLP